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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Optical Communication Products, Inc.
(Name of Issuer)
Class A Common Stock, $0.001 par value per share
Class B Common Stock, $0.001 par value per share
(Title of Class of Securities)
68382T101
(CUSIP Number)
Attn: Bruce D. Horn
Chief Financial Officer
Oplink Communications, Inc.
46335 Landing Parkway,
Fremont, CA 94538
(510) 933-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 22, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68382T101	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Oplink Communications, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0411346

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		100 Class A shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		66,000,000 Class B shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100 Class A shares

WITH	10	SHARED DISPOSITIVE POWER:

66,000,000 Class B shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

66,000,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

58.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
*The denominator used in calculating the percentage is 113,562,159, which is the sum of the outstanding shares of Class A Common Stock of Optical Communication Products, Inc. (“OCPI”) and the outstanding shares of Class B Common Stock of OCPI as reported in OCPI’s proxy statement filed on April 11, 2007. Prior to transfer to Oplink Communications, Inc. (“Oplink”), shares of Class B Common Stock constitute 93.3% of the voting power of OCPI due to the 10:1 voting rights of such shares. Upon transfer to Oplink such shares will automatically convert to shares of Class A Common Stock representing a 58.1% voting and economic interest. The 66,000,000 shares of Class B Common Stock of OCPI constitute 100% of the shares of such class.

Schedule 13D

Item 1. Security and Issuer
     The class of equity securities to which this Schedule 13D relates is the Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”), of Optical Communication Products, Inc., a Delaware corporation (the “Issuer”), with its principal executive office at 6101 Variel Avenue, Woodland Hills CA 91367.
Item 2. Identity and Background
     (a) - (c) This Schedule 13D is being filed by Oplink Communications, Inc. (“Oplink”). The principal executive offices of Oplink are located at 46335 Landing Parkway, Fremont, CA 94538. Oplink’s principal line of business is providing comprehensive networking components, subsystems, and custom optical manufacturing solution services that offer bandwidth creation, amplification, switching, routing, signal conditioning and protection solutions to the telecommunications, enterprise networking, and MSO equipment companies.
          Attached as Annex A is a chart setting forth, with respect to each director and executive officer of Oplink, his name, residence or business address, present principal occupation or employment and citizenship, in each case as of the date hereof. During the last five years, neither Oplink nor, to the best knowledge of Oplink, any individual named on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (d) - (e) During the last five years, neither Oplink nor, to the best knowledge of Oplink, any individual named on Annex A is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The citizenship of each director and executive officer of Oplink is set forth in Annex A.
Item 3. Source and Amount of funds or Other Consideration
     On April 20, 2007, Oplink purchased with cash from its working capital 100 shares of Class A Common Stock of OCPI in a broker transaction (the “Open Market Purchase”).
     On April 22, 2007, Oplink and The Furukawa Electric Co., Ltd. (“Furukawa”) entered into a Stock Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, Oplink agreed to purchase and Furukawa agreed to sell 66,000,000 shares of the Class B Common Stock (the “Shares”) of the Issuer, which constitute 100% of the outstanding shares of the Class B Common Stock, and in consideration of the Shares, Oplink agreed to pay $84,150,000 cash and issue 857,258 shares of its common stock, $0.001 par value per share to Furukawa (the “Purchase”). Oplink will use working capital to pay the cash consideration payable pursuant to the Purchase Agreement.
     The Purchase Agreement provides that Furukawa will vote, at any meeting of the Issuer shareholders against (i) approval of any proposal made in opposition to, or in competition with, consummation of any of the transaction contemplated by the Purchase Agreement, (ii) any action that is intended, or would reasonably be expected to, materially impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Purchase Agreement.

Schedule 13D

     In connection with the Purchase Agreement, Furukawa also delivered to Oplink an irrevocable proxy with respect to the Shares. The irrevocable proxy allows Oplink to vote the Shares in the manner set forth above.
     The voting agreements and the proxy referenced above, terminate upon the earlier of (a) the acquisition of the Shares by Oplink and (b) the termination of the Purchase Agreement in accordance with its terms.
     The Purchase Agreement requires Oplink to submit to the Board of Directors of the Issuer an offer to acquire all remaining outstanding equity securities of the Issuer on terms no less favorable to the holders of such equity securities than the terms pursuant to which Oplink proposes to acquire the Shares.
     As provided in the Purchase Agreement, the shares of Oplink common stock issued to Furukawa will be subject to transfer restrictions. One-third of the shares subject to such restriction shall be released from such restriction on each of the first three one-year anniversaries of the closing of the Purchase.
     The closing of the Purchase is subject to customary closing conditions, including receipt of regulatory approvals.
     The Purchase Agreement is hereby incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Oplink on April 23, 2007, and any references to or descriptions of the Purchase and the Purchase Agreement are qualified in their entirety by reference to the Purchase Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.
Item 4. Purpose of Transaction
     The purpose of the Purchase Agreement and Purchase is for Oplink to acquire ownership of the Shares and thus a majority interest in the Issuer. The purpose of the Open Market Purchase was to ensure that Oplink was a shareholder of OCPI during the period between signing and closing of the Purchase Agreement. Oplink intends to negotiate with the Issuer for a merger or another form of a business combination with Oplink (the “Merger”) pursuant to which Oplink would acquire all the outstanding shares (other than the Shares and the shares it already owns) of the Issuer. To that end, Oplink has made an offer to the board of directors of the Issuer to acquire the OCPI shares it will not own upon consummation of the Purchase Agreement for a cash price of $1.50 per share. If and when the Merger is consummated, the separate existence of the Issuer will cease and it will become a wholly-owned subsidiary of Oplink.
     Consistent with the intent to effectuate the Merger, Oplink may at any time and from time to time, purchase shares of the Issuer in the open market.
     Also consistent with the intent to effect the Merger, Oplink may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Merger.
     In the event negotiations with the Issuer do not result in agreement regarding the Merger, Oplink may take actions to change the current composition of the board of directors of the Issuer.
     For a description of the Purchase Agreement, see Item 3 above, which description is incorporated herein by reference in response to this Item 4.

Schedule 13D

     Except as set forth in this Schedule 13D or the Purchase Agreement, neither Oplink nor, to Oplink’s knowledge, any person named on Annex A has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a)	According to the proxy statement filed by the Issuer on April 11, 2007, the Issuer had 47,562,159 shares of Class A Common Stock and 66,000,000 shares of Class B Common Stock outstanding and entitled to vote as of March 1, 2007. According to the same filing, each share of the Issuer’s Class A Common Stock is entitled to one vote, and each share of the Issuer’s Class B Common Stock is entitled to ten votes. Therefore, as of March 1, 2007, the Shares represent 100% of the Issuer’s Class B Common Stock outstanding, 58.1% of total shares of the Issuer’s Common Stock outstanding and 93.3% of the total voting power of the Issuer’s Common Stock outstanding. The 100 shares of Class A Common Stock held by Oplink represent less than 1% of the Issuer’s outstanding Common Stock. Oplink has sole voting and dispositive power over these Class A Common Shares. Oplink may be deemed to have shared voting control or dispositive control over the Shares pursuant to the Purchase Agreement and Oplink may therefore be deemed to have beneficial ownership in the Shares under Rule 13d-3. However, neither the filing of the Schedule 13D nor any of the contents hereof shall be deemed to constitute an admission by Oplink that it is the beneficial owner of any of the Shares referred to herein for any purpose. Oplink specifically disclaims beneficial ownership of the Shares. Except as set forth in this Item 5, neither Oplink nor any other person controlling Oplink nor, to the best knowledge of Oplink, any individual named in Annex A to this Schedule 13D, beneficially owns any shares of the Issuer’s Class B Common Stock or Class A Common Stock. If Oplink is deemed to have beneficial ownership of the Shares, the aggregate shares of Class A and Class B Common Stock beneficially owned by Oplink would be equal to 66,000,100 representing approximately 58.1% of Issuer’s outstanding Common Stock.

(b)	As noted above, Oplink may be deemed to have shared power with Furukawa to vote or to direct the vote of and/or to dispose or to direct the disposition of the Shares pursuant to the Purchase Agreement. Also as noted above, the 100 shares of Class A Common Stock held by Oplink represent less than 1% of the Issuer’s outstanding Common Stock. Oplink has sole voting and dispositive power over these shares of Class A Common Stock.

(c)	To the knowledge of Oplink other than the Open Market Purchase, no transactions in the Issuer’s Class B Common Stock or Class A Common Stock were effected during the past 60 days by the persons named in response to Item 5(a). On April 20, 2007, in a broker transaction, Oplink purchased 100 shares of Class A Common Stock of the Issuer for $1.38 per share.

(d)	To the knowledge of Oplink, no person other than Oplink and Furukawa has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. To the knowledge of Oplink, no person other than Oplink has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the shares of Class A Common Stock of the Issuer held by Oplink.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Oplink and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or

Schedule 13D

calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies except as described above and in the Purchase Agreement.
     Item 3 above, which describes the Purchase Agreement and the proxy is incorporated herein by reference in response to this Item 6.
Item 7. Material to Be Filed as Exhibits
1.	Share Purchase Agreement by and between Oplink Communications, Inc. and The Furukawa Electric Co., Ltd. dated as of April 22, 2007 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Oplink Communications, Inc. on April 23, 2007).

Schedule 13D

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     May 1, 2007

Date
     /s/ Bruce D. Horn

Signature
     Bruce D. Horn, Chief Financial Officer

Name/Title

Schedule 13D

Annex A
     Set forth below is the name, residence or business address and current principal occupation or employment (along with the name and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of Oplink. .

Name	Principal Occupation	Business Address	Citizenship

Directors:

Joseph Y. Liu*	Chief Executive Officer and President of Oplink	Oplink Communications 46335 Landing Parkway Fremont, CA 94538	United States of America

Leonard J. LeBlanc	Member of Oplink’s Board of Directors	c/o Oplink Communications 46335 Landing Parkway Fremont, CA 94538	United States of America

Chieh Chang	Member of Oplink’s Board of Directors	c/o Oplink Communications 46335 Landing Parkway Fremont, CA 94538	United States of America

Hua Lee	Professor of Electrical and Computer Engineering, University of California, Santa Barbara	University of California, Santa Barbara Santa Barbara, CA 93106	United States of America

Jesse W. Jack	Attorney with The Law Offices of Jesse Jack	211 San Mateo Ave. Los Gatos, CA 95030	United States of America

Executive Officers:

Bruce D. Horn	Chief Financial Officer and Treasurer of Oplink	Oplink Communications 46335 Landing Parkway Fremont, CA 94538	United States of America

River Gong	Vice President of Sales of Oplink	Oplink Communications 46335 Landing Parkway Fremont, CA 94538	United States of America

Chi-Min (James) Cheng	General Manager, China/Macau, of Oplink	Oplink Communications #29, #30 Lianfeng Ave. Free Trade Zone Zhuhai, Guangdong China 519030	People’s Republic of China

*	Serves as both an executive officer and director of Oplink.